SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)
 (Amendment No. 3)*

ROFIN-SINAR TECHNOLOGIES INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

775043102
(CUSIP Number)

 Thomas Limberger
c/o SilverArrow Capital Advisors LLP
3 More London Riverside, 1st Floor,
London SE1 2RE, United Kingdom
+ 44 203 637 2185
(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)

June 21, 2016
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 775043102
(1)	Name of reporting person: SilverArrow Capital Holding Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Guernsey
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 1,282,432 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 281,068 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,282,432 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 4.5%* (See Item 5)
(14)	Type of reporting person: OO

 * Based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

CUSIP No: 775043102
(1)	Name of reporting person: SilverArrow Capital Advisors LLP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United Kingdom
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 1,282,432 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 281,068 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,282,432 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 4.5%* (See Item 5)
(14)	Type of reporting person: PN

 * Based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

CUSIP No: 775043102
(1)	Name of reporting person: SAC Jupiter Holding Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Dubai, United Arab Emirates
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 1,282,432 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 281,068 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,282,432 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 4.5% (See Item 5)
(14)	Type of reporting person: OO

 * Based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

CUSIP No: 775043102
(1)	Name of reporting person: Thomas Limberger
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 1,282,432 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 281,068 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,282,432 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 4.5%* (See Item 5)
(14)	Type of reporting person: IN

 * Based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

CUSIP No: 775043102
(1)	Name of reporting person: Abdullah Saleh A. Kamel
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kingdom of Saudi Arabia
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 622,000 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 622,000 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 2.2%* (See Item 5)
(14)	Type of reporting person: IN

 * Based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

CUSIP No: 775043102
(1)	Name of reporting person: Pluto Fund Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Saint Vincent and the Grenadines
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 265,450 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 265,450 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 265,450 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): Less than 1%*
(14)	Type of reporting person: OO

 * Based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

CUSIP No: 775043102
(1)	Name of reporting person: Osama H. Al Sayed
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kingdom of Saudi Arabia
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 379,364 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 379,364 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 1.3%* (See Item 5)
(14)	Type of reporting person: IN

 * Based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

CUSIP No: 775043102
(1)	Name of reporting person: Ernesto Palomba
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Italy
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 0 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0.0%
(14)	Type of reporting person: IN

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on May 18, 2015, as amended on October 8, 2015 and April 5, 2016 (as amended, the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

With respect to this Amendment, the “Remaining Reporting Persons” refer to:

i.	SilverArrow Capital Holding Ltd., a company organized under the laws of Guernsey (“SilverArrow Guernsey”);

ii.	SilverArrow Capital Advisors LLP, a limited liability partnership formed under the laws of the United Kingdom (“SilverArrow Advisors”);

iii.	SAC Jupiter Holding Ltd., a limited company organized in Dubai, United Arab Emirates (“SilverArrow Dubai” and together with SilverArrow Guernsey and SilverArrow Advisors, the “SilverArrow Entities”);

iv.	Thomas Limberger, an individual and citizen of the Federal Republic of Germany;

v.	Abdullah Saleh A. Kamel, an individual and citizen of the Kingdom of Saudi Arabia;

vi.	Osama H. Al Sayed, an individual and citizen of the Kingdom of Saudi Arabia; and

vii.	Ernesto Palomba, an individual and citizen of Italy.

Items 2, 4, 5 and 6 of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following:

Pursuant to its termination of the Group Agreement effective as of June 21, 2016, Pluto is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment.  As result of (i) the withdrawal of Pluto from the Section 13(d) group and (ii) recent sales of Common Stock by the Remaining Reporting Persons (and no purchases) during the past 60 days, the Remaining Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's Common Stock as of the date hereof.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

The Remaining Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's Common Stock and will no longer file group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer.

Unless otherwise noted in this Amendment, no member of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in Item (4) of the Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  Members of the Reporting Persons may dispose of any or all the shares of Common Stock held by them.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on 28,302,903 shares of Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on  May 9, 2016.

A.	SilverArrow Guernsey

(a)	As of the close of business on June 23, 2016, SilverArrow Guernsey did not directly own any shares of Common Stock. As a result of SilverArrow Guernsey’s and Mr. Limberger’s control of SilverArrow Dubai, SilverArrow Guernsey may be deemed to beneficially own the 281,068 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6, SilverArrow Guernsey may be deemed to have sole voting power with respect to, and beneficially own, the 379,364 shares of Common Stock directly owned by Mr. Al Sayed, and the 622,000 shares of Common Stock directly owned by Mr. Kamel.

Percentage: Approximately 4.5%

(b)	1.	Sole power to vote or direct vote: 1,282,432

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 281,068

4.	Shared power to dispose or direct the disposition: 0

(c)	SilverArrow Guernsey has not entered into any transactions in the shares of Common Stock during the past sixty days.

B.	SilverArrow Advisors

(a)	As of the close of business on June 23, 2016, SilverArrow Advisors did not directly own any shares of Common Stock. As a result of SilverArrow Advisors’ and Mr. Limberger’s control of SilverArrow Dubai, SilverArrow Advisors may be deemed to beneficially own the 281,068 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6, SilverArrow Advisors may be deemed to have sole voting power with respect to, and beneficially own, the 379,364 shares of Common Stock directly owned by Mr. Al Sayed, and the 622,000 shares of Common Stock directly owned by Mr. Kamel.

Percentage: Approximately 4.5%

(b)	1.	Sole power to vote or direct vote: 1,282,432

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 281,068

4.	Shared power to dispose or direct the disposition: 0

(c)	SilverArrow Advisors has not entered into any transactions in the shares of Common Stock during the past sixty days.

C.	SilverArrow Dubai

(a)	As of the close of business on June 23, 2016, SilverArrow Dubai directly owned 281,068 shares of Common Stock. In addition, as a result of voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6, SilverArrow Dubai may be deemed to have sole voting power with respect to, and beneficially own, the 379,364 shares of Common Stock directly owned by Mr. Al Sayed, and the 622,000 shares of Common Stock directly owned by Mr. Kamel.

Percentage: Approximately 4.5%

(b)	1.	Sole power to vote or direct vote: 1,282,432

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 281,068

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by SilverArrow Dubai during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Limberger

(a)	As of the close of business on June 23, 2016, Mr. Limberger did not directly own any shares of Common Stock. As a result of Mr. Limberger’s control of the SilverArrow Entities, Mr. Limberger may be deemed to beneficially own the 281,068 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6 below, Mr. Limberger may be deemed to have sole voting power with respect to, and beneficially own, the 379,364 shares of Common Stock directly owned by Mr. Al Sayed, and the 622,000 shares of Common Stock directly owned by Mr. Kamel.

Percentage: Approximately 4.5%

(b)	1.	Sole power to vote or direct vote: 1,282,432

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 281,068

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Limberger has not entered into any transactions in the shares of Common Stock during the past sixty days.

E.	Mr. Kamel

(a)	As of the close of business on June 23, 2016, Mr. Kamel directly owned 622,000 shares of Common Stock. Pursuant to the Group Agreement described in Item 6, Mr. Kamel granted voting power with respect to such shares to Mr. Limberger, director of SilverArrow Dubai.

Percentage: Approximately 2.2%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 622,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Kamel has not entered into any transactions in the shares of Common Stock during the past sixty days.

F.	Mr. Al Sayed

(a)	As of the close of business on June 23, 2016, Mr. Al Sayed directly owned 379,364 shares of Common Stock. Pursuant to the Group Agreement described in Item 6, Mr. Al Sayed granted voting power with respect to such shares to Mr. Limberger, director of SilverArrow Dubai.

Percentage: Approximately 1.3%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 379,364

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Al Sayed during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Palomba

(a)	As of the close of business on June 23, 2016, Mr. Palomba did not own any shares of Common Stock.

Percentage: Less than 0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Palomba has not entered into any transactions in the shares of Common Stock during the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On June 16, 2016, Pluto delivered a written notice to SilverArrow Dubai and Mr. Limberger with the intent to terminate its obligations under the Group Agreement.  The termination of the Group Agreement with respect to Pluto was effective as of June 21, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016

SILVERARROW CAPITAL HOLDING LTD.

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

SILVERARROW CAPITAL ADVISORS LLP

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

SAC JUPITER HOLDING LTD.

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

/s/ Thomas Limberger
Thomas Limberger

*
Abdullah Saleh A. Kamel

PLUTO FUND LIMITED

By:	*
Name:
Title:

*
Osama H. Al Sayed

*
Ernesto Palomba

* By:	/s/ Thomas Limberger
Thomas Limberger
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
99.1
Group Agreement, dated as of May 7, 2015, by and among SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Abdullah Saleh A. Kamel, Pluto Fund Limited, Thomas Limberger, Osama H. Al Sayed and Ernesto Palomba.*

99.2
Joint Filing Agreement, dated as of May 7, 2015, by and among SilverArrow Capital Holding Ltd., SilverArrow Capital Advisors LLP, SAC Jupiter Holding Ltd., Abdullah Saleh A. Kamel, Pluto Fund Limited, Thomas Limberger, Osama H. Al Sayed and Ernesto Palomba.*

99.3	Power of Attorney (included in Exhibit 99.1).*

* Previously filed.

Schedule A

Transactions in the Common Stock during the past sixty days.

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

SAC Jupiter Holding Ltd.
4/26/2016	(2,500)	32.1843
4/28/2016	(3,200)	32.1929
4/29/2016	(4,300)	32.1856
5/09/2016	(1,000)	31.9843
5/10/2016	(500)	31.8643
5/24/2016	(10,800)	31.9869
6/01/2016	(10,000)	31.9618
6/02/2016	(600)	31.9343
6/08/2016	(38,532)	31.9411
6/23/2016	(39,400)	31.9842

Osama H. Al Sayed
5/17/2016	(3,000)	31.5260
5/19/2016	(100)	31.8500
5/23/2016	(30,000)	31.9139
5/24/2016	(1,500)	32.0287
5/24/2016	(16,000)	32.0059
5/25/2016	(15,033)	31.9638
5/26/2016	(5,384)	31.9667
5/30/2016	(15,279)	31.9518
5/31/2016	(16,660)	31.9514
6/01/2016	(30,000)	31.9694
6/02/2016	(2,800)	31.9529
6/06/2016	(1,884)	31.9500
6/07/2016	(1,200)	31.9508
6/08/2016	(30,000)	31.9207
6/09/2016	(4,983)	31.9000
6/10/2016	(30,000)	31.8677
6/14/2016	(12,073)	31.8554
6/15/2016	(46,218)	31.7953
6/16/2016	(26,919)	31.7517
6/20/2016	(6,100)	31.8805
6/21/2016	(8,640)	31.8500
6/23/2016	(12,945)	32.0114